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Exhibit 21.1

Subsidiaries of TAL International Group, Inc. as of December 31, 2012

Name	Jurisdiction
TAL International Container Corporation	Delaware
Trans Ocean Ltd.	Delaware
Trans Ocean Container Corporation	Delaware
Spacewise Inc.	Delaware
TAL Advantage I LLC	Delaware
TAL Advantage II LLC	Delaware
TAL Advantage III LLC	Delaware
TAL Advantage IV LLC	Delaware
TAL Finance I LLC	Delaware
TAL International Container Pty. Limited	Australia
TAL Sales & Marketing Planning (Shanghai) Co., Ltd.	China
TAL International Container (HK) Limited	Hong Kong
TAL International Container PTE Ltd.	Singapore
Box Rent, Inc.	Delaware
Intermodal Equipment Inc.	Delaware
TAL International Container NV	Belgium
TAL International Container SRL	Italy
Greybox Services Ltd.	United Kingdom
ICS Terminals (UK) Limited	United Kingdom
TAL International Structured Inc.	Delaware

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  Exhibit 21.1
Subsidiaries of TAL International Group, Inc. as of December 31, 2012